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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SEPRACOR INC.
(Name of Subject Company)

APTIOM, INC.
DAINIPPON SUMITOMO PHARMA CO., LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Noriaki Okuda
Director, Legal Affairs
Dainippon Sumitomo Pharma Co., Ltd.
6-8, Doshomachi 2-Chome, Chuo-Ku, Osaka, 541-0045, Japan
Tel: +81-6-6203-4690
Fax: +81-6-6203-2129
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Toby S. Myerson, Esq.
Ariel J. Deckelbaum, Esq.
1285 Avenue of the Americas
New York, NY 10019-6064
United States
Phone 212-373-3000
Fax 212-757-3990

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,580,590,247	$143,996.94

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $23.00 cash per share (i) all 110,992,118 outstanding shares of common stock of Sepracor; (ii) all restricted stock units with respect to 58,711 shares of common stock of Sepracor; and (iii) all outstanding options with an exercise price equal to or less than $23.00 with respect to 4,376,328 shares of common stock of Sepracor net of the weighted average exercise price of $16.96 per share option, in each case as of August 31, 2009, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00005580.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is filed by Aptiom, Inc. ("Offeror"), a Delaware corporation and an indirect wholly-owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd. ("DSP"), a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.10 per share (together with the associated preferred stock purchase rights, each a "Share" and collectively, the "Shares"), of Sepracor Inc., a Delaware corporation ("Sepracor"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 15, 2009 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of Offeror and DSP.

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" and "Frequently Asked Questions" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   The name of the subject company and the issuer of securities to which this Schedule TO relates is Sepracor Inc., a Delaware corporation. Sepracor's principal executive offices are located at 84 Waterford Drive, Marlborough, Massachusetts, 01752, and its telephone number is (508) 481-6700. The information set forth in Section 8 "Certain Information Concerning Sepracor" of the Offer to Purchase is incorporated herein by reference.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.10 per share, of Sepracor. Based on information provided by Sepracor in its representation of capitalization, as of August 31, 2009 there were 110,992,118 shares of common stock, par value $0.10 per share, of Sepracor issued and outstanding. The information set forth in the "Introduction" section of the Offer to Purchase is incorporated herein by reference.

        (c)   The Shares are traded on the Nasdaq Global Select Market under the symbol "SEPR." The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a), (b), (c)    The information set forth in Section 9 "Certain Information Concerning Offeror and DSP" and Schedule I "Directors and Executive Officers of DSP and Offeror" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the "Summary Term Sheet," "Frequently Asked Questions," Section 1 "Terms of the Offer," Section 2 "Acceptance for Payment and Payment for Shares," Section 3 "Procedure for Accepting the Offer and Tendering Shares," Section 4 "Withdrawal Rights," Section 5 "Material U.S. Federal Income Tax Considerations," Section 7 "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin

Regulations," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; Plans for Sepracor; Stockholder Approval; Appraisal Rights," Section 13 "The Transaction Documents" and Section 15 "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)(1)    Other than the transactions described in Item 5(b) below, during the past two years none of DSP or Offeror nor, to the best knowledge of DSP and Offeror, any of the persons listed in Schedule I "Directors and Executive Officers of DSP and Offeror" of the Offer to Purchase has entered into any transaction with Sepracor or any of Sepracor's affiliates that are not natural persons.

        (a)(2)    Other than the transactions described in Item 5(b) below, during the past two years none of DSP or Offeror nor, to the best knowledge of DSP and Offeror, any of the persons listed in Schedule I "Directors and Executive Officers of DSP and Offeror" of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of Sepracor that is a natural person with an aggregate value that exceeds $60,000.

        (b)   The information set forth in Section 7 "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations," Section 9 "Certain Information Concerning Offeror and DSP," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; Plans for Sepracor; Stockholder Approval; Appraisal Rights" and Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a),(c)(1)-(7)    The information set forth in Section 7 "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations," Section 11 "Background of the Offer" and Section 12 "Purpose of the Offer; Plans for Sepracor; Stockholder Approval; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d)    The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a), (b)    The information set forth in the "Introduction," Section 9 "Certain Information Concerning Offeror and DSP," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; Plans for Sepracor; Stockholder Approval; Appraisal Rights," Section 13 "The Transaction Documents" and Schedule I "Directors and Executive Officers of DSP and Offeror" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1)    Except as disclosed in Items 1 through 10 above and Exhibits of this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) DSP, Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Sepracor or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(4)    The information set forth in Section 7 "Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listings(s); Registration under the Exchange Act; Margin Regulations," Section 15 "Conditions of the Offer," and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

        See Exhibit Index following the Signature Page.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

[Remaining of the page is intentionally left blank]

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2009	APTIOM, INC.
	By:	/s/ NOBUHIKO TAMURA
		Name:	NOBUHIKO TAMURA
		Title:	President
Dated: September 15, 2009	DAINIPPON SUMITOMO PHARMA CO., LTD.
	By:	/s/ MASAYO TADA
		Name:	MASAYO TADA
		Title:	President and Chief Executive Officer

 EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated September 15, 2009.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on September 15, 2009.
(a)(5)(A)	Joint Press Release, dated September 3, 2009, issued by DSP and Sepracor (incorporated by reference to the Schedule TO-C filed by Offeror and DSP with the SEC on September 3, 2009).
(a)(5)(B)	Additional Press Release, dated September 3, 2009, issued by DSP (incorporated by reference to the Schedule TO-C filed by Offeror and DSP with the SEC on September 3, 2009).
(b)(1)	Debt Commitment Letter between Sumitomo Mitsui Banking Corporation and DSP, dated August 31, 2009.
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of September 3, 2009, among DSP, Offeror and Sepracor (incorporated by reference to Exhibit 2.1 to Sepracor's Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).
(d)(2)	Confidentiality Agreement, dated June 13, 2009, between Sepracor and DSP (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 filed by Sepracor with the SEC on September 15, 2009).
(d)(3)	Exclusivity Agreement, dated as of August 17, 2009 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Sepracor with the SEC on September 15, 2009).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
EXHIBIT INDEX